UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM F-X
APPOINTMENT OF AGENT FOR SERVICE OF
PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):	Collective Mining Ltd.

B.	(1)	This is [check one]

☒	An original filing for the Filer

☐	An amended filing for the Filer

C.	Identify the filing in conjunction with which this form is being filed:

Name of registrant	Collective Mining Ltd.
Form type	Registration Statement on Form 40-F
File Number (if known)	001-42170
Filed by	Collective Mining Ltd.
Date Filed	July 10, 2024 (filed concurrently)

D.	The Filer is incorporated or organized under the laws of the Province of Ontario, Canada and has its principal place of business at 82 Richmond St. E Toronto, Ontario M5C 1P1 Canada; telephone (416) 451-2727.

E.	The Filer designates and appoints Cogency Global Inc. (“Agent”) located at 122 East 42nd Street, 18th Floor, New York, NY 10168; telephone (866) 621-3524 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)

any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form 40-F on the date hereof, or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which the Form 40-F relates has ceased reporting under the Exchange Act of 1934, as amended.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name and address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Form 40-F; the securities to which the Form 40-F relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, this tenth day of July, 2024.

Collective Mining Ltd.

By:	/s/ Paul P. Begin
Name:	Paul P. Begin
Title:	Chief Financial Officer

This statement has been signed by the following person in the capacity and on the date indicated.

Cogency Global Inc.
As Agent for Service of Process for
Collective Mining Ltd.

	By:	/s/ Colleen A. De Vries
	Name:	Colleen A. De Vries
	Title:	Senior Vice President

Date: July 10, 2024